Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

04045042

September 14, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2004 SEP 28 A 11: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Re: File No. 82-34714

We enclose copy of Form 1 – Change in Issued and Outstanding Securities for August 2004 filed with the Toronto Stock Exchange.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: riobudhai@imperialmetals.com

Enclosure

PROCESSED
SEP 2 8 2004
THOMSON FINANCIAL

dw 9/28

82-34714

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :	25,725,439	As at :	07/31/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	10,000
Other Issuances and Cancellations	14,750
Issued & Outstanding Closing Balance :	25,750,189

Stock Option Plan

Stock Options Outstanding Opening Balance: **978,700** As at : 07/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/09/2004	N		10,000		
Filer's comment Exercise by Pat McAndless @ $0.50 per share.					
08/03/2004	N	15,000			
Filer's comment Grant to Tim Fisch @ $6.80.					
Totals		15,000	10,000	0	0

Stock Options Outstanding Closing Balance: **983,700** As at : 08/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/12/2004	Warrants	2,500
Filer's comment Exercise of share purchase warrants @ $5.50 per share.		
08/05/2004	Warrants	8,250
Filer's comment Exercise of share purchase warrants @5.50 per share.		
08/19/2004	Warrants	4,000
Filer's comment Exercise of share purchase warrants @ $5.50 per share.		
Totals		14,750

Filed on behalf of the Issuer by: